ADELPHIA COMMUNICATIONS CORPORATION
5619 DTC Parkway
Greenwood Village, CO  80111

November 30, 2006

VIA EDGAR AND COURIER

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: Adelphia Communications Corporation (“Adelphia” or the “Company”)
Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”)
Filed March 29, 2006
File No. 0-16014

Dear Mr. Spirgel:

This letter responds to comments raised in your letter of November 15, 2006 regarding the above-referenced filing.  Each of your comments appears below in italics and is followed by the Company’s response.  Capitalized terms used but not specifically defined herein have the meanings set forth in our 2005 Form 10-K.

1.                                      We note that you recorded the debt and equity securities of the company and the real estate that was forfeited by the Rigas Family and the Rigas Family Entities at their fair value in June 2005.  In light of the fact that the conveyance of these assets was subject to the completion of forfeiture proceedings before a federal judge to determine if there were any superior claims, tell us why you recorded this gain prior to the resolution of the contingency.  In addition, clarify for us why you presented the expected receipt of your own debt and equity securities as assets within your balance sheet.

As further described in our letter to you dated October 26, 2004 and as discussed in a meeting with you and others from your Division on November 16, 2004, prior to the April 25, 2005 Government Settlement Agreements, we recorded, within stockholders’ equity, advances to the Rigas Family and the Rigas Family Entities for amounts disbursed directly to or on behalf of the Rigas Family and the Rigas Family Entities.  We considered such advances as collateral-backed loans under FAS 114, “Accounting by Creditors for Impairment of a Loan,” and measured the expected repayments based on the fair value of the underlying assets of each respective entity that were available for repayment, including the debt and equity securities of the Company that were owned by the Rigas Family and the Rigas Family Entities.  Our impairment computations established payment priorities for each Rigas Family Entity such that third-party creditors were considered before determining the amounts remaining for repayment of advances to the Company.  We evaluated impairment of such advances at each balance sheet date on an entity-by-entity basis.  Historically, we only increased the valuation allowance to reflect additional impairments.

With respect to the forfeiture of the debt and equity securities of the Company by the Rigas Family and the Rigas Family Entities, we did not record a gain prior to the resolution of a contingency; however, as described below, we did recognize a gain related to the derecognition of amounts payable to the Rigas Family and the Rigas Family Entities, as a result of an unconditional release/extinguishment resulting from the Government Settlement Agreements (in accordance with FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”).

At the time we entered into the Government Settlement Agreements, we had a net receivable after the valuation allowance of $15,405,000 due from the Rigas Family and the Rigas Family Entities.  In our letter to you dated June 1, 2005 responding to your letter dated May 3, 2005, which commented on our 2003 Form 10-K, we explained that the amount of advances to the Rigas Family and the Rigas Family Entities included a payable to a Rigas Family Entity in the amount of $18,577,000.  As stated in the June 1, 2005 response letter, this liability was netted against advances due from the Rigas Family and the Rigas Family Entities as it represented less than 1% of the gross amount of advances.  In connection with the settlement with the Rigas Family entered into substantially contemporaneously with the Government Settlement Agreements, this liability was unconditionally released/extinguished.  The net benefit recognized from the Government Settlement Agreements of $457,733,000 includes a net benefit of $19,224,000 ($34,629,000 less $15,405,000) associated with amounts due to/from the Rigas Family and the Rigas Family Entities.  Of this amount, $18,577,000, or 97%, resulted from the derecognition of the liability that was extinguished.  The remainder of the $19,224,000 net benefit, or $647,000, essentially represented the fair value of real estate that the U.S. Government agreed to convey to us.  Of the $34,629,000 receivable, now due from the Government, $33,982,000 did not impact the 2005 net benefit recognized from the Government Settlement Agreements as this portion of the advances was a reclassification from stockholders’ equity to assets because the amount was no longer due from a large shareholder but, instead, was due from a third party.

The Government Settlement Agreements represented the culmination of our previous expectation regarding collection of the advances and essentially confirmed that we would receive the underlying assets.  We believe that it would have been inappropriate to write off the remaining carrying value of advances to the Rigas Family and the Rigas Family Entities in light of the pending collection.  The methodology and assumptions used to evaluate the impairment of the receivable from the Government were consistent with those used to determine expected repayment of advances to the Rigas Family and the Rigas Family Entities.  That is, the fair value

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of the debt and equity securities (as well as the real estate to be conveyed to us) was the basis for determining expected repayments of advances to the Rigas Family and the Rigas Family Entities.

With respect to the classification of the receivable from the Government, we believe that the currency used for repayment of the receivable should not impact the classification of the receivable.  That is, whether the payment is made in cash or Adelphia securities the requirements for a right of offset under FIN 39, “Offsetting of Amounts Related to Certain Contracts,” were not met and the receivable from the Government would be displayed without offset of the Adelphia debt and equity securities to be received.

It should also be noted that, at the time of the Government Settlement Agreements, our financial statements included a liability to the Government in the amount of $600,000,000 that previously had been recognized in connection with the SEC civil enforcement action against Adelphia.  Payment of this liability is contingent on the Company receiving the debt and equity securities, the real properties and certain other assets free and clear of any liens, claims, encumbrances or adverse interests.  The Government has consistently represented to us that it has the ability and intention to deliver those properties to us free and clear of any such liens, claims, encumbrances and adverse interests, and we believe that the Government will honor its contractual obligations in this regard.  The deadline for third parties to file claims to such assets in the forfeiture proceedings has passed.  No purported superior claims have been filed by third parties with respect to the forfeited debt and equity securities.  Certain small claims were filed by various parties with respect to some of the forfeited real properties, all of which have been resolved.

2.                                        We note that you recorded an income tax benefit of $166 million in 2004 as a result of revised expectations for scheduling the expected reversal of your deferred tax liabilities associated with intangible assets.  Describe for us in more detail the nature of these revisions and their impact on your tax benefit.

In response to the above comment, please note that we received a comment concerning the same subject matter in connection with the Staff’s review of our 2003 Form 10-K.  Attached as Exhibit A hereto is the response letter provided to the Staff on September 29, 2005.  The relevant comment and response may be found in response #3.  Based on the factors discussed in response #3, we continue to believe that no restatement of our previously issued financial statements for 2001 through 2003 is necessary.  As discussed in our September 29, 2005 response, we recorded the Tax Impact as part of our first quarter 2004 tax provision as we did not believe that this amount was material to our first quarter or annual 2004 financial statements.  In addition, we disclosed the Tax Impact in the tax footnote to our consolidated financial statements and in management’s discussion and analysis of financial condition and results of operations in our 2004 Form 10-K.  The Staff did not have any further comments on the issue after our submission of the September 29, 2005 response letter, which we believe reflects the Staff’s view not to object to our accounting conclusions and materiality assessments detailed in our response.  We believe that the information contained in response #3 also responds to the above comment; accordingly, we are attaching Exhibit A in answer to the Staff’s comment.

* * * * * * * *

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Pursuant to your comment letter, we hereby acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in our 2005 Form 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our 2005 Form 10-K; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (303) 268-6302 or our counsel, David Martin of Covington & Burling LLP, at (202) 662-5128 with any questions.  Thank you.

Sincerely,

/s/ Janet Dickinson
Janet Dickinson
Chief Accounting Officer
cc:	Melissa Hauber
Robert Littlepage
Securities and Exchange Commission

William T. Schleyer
Vanessa A. Wittman
Brad M. Sonnenberg
Luci Altman
Adelphia Communications Corporation

David B.H. Martin
Keir Gumbs
Covington & Burling LLP

Trevor Ogle
Sullivan & Cromwell LLP

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Exhibit A

ADELPHIA COMMUNICATIONS CORPORATION

5619 DTC Parkway

Greenwood Village, CO  80111

September 29, 2005

VIA EDGAR

Larry M. Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re: Adelphia Communications Corporation (“Adelphia” or the “Company”)
Form 10-K for December 31, 2003
Filed December 23, 2004
File No. 0-16014

Dear Mr. Spirgel:

Included in this letter are the responses to comments raised by the Staff in on-going phone conversations among the Company, the Company’s SEC counsel and PricewaterhouseCoopers LLP in connection with the Staff’s letter of May 3, 2005 and the Company’s response dated June 1, 2005 regarding the above-referenced filing.  Each of the Staff’s comments appears below in italics and is followed by the Company’s response.  Capitalized terms used but not specifically defined herein have the meanings set forth in our Annual Report on Form 10-K for the year ended December 31, 2003 (the “2003 10-K”).

1.                                      Pursuant to our phone conversation with the Staff on June 24, 2005, the Staff asked us to address whether Rule 3A-02 of Regulation S-X required Adelphia to consolidate the Rigas Co-Borrowing Entities prior to the adoption of FIN 46-R, “Consolidation of Variable Interest Entities” (FIN 46-R), on January 1, 2004.

Prior to filing the 2003 10-K and again in connection with the above question from the Staff, the Company reviewed the applicable accounting standards and concluded that, for periods prior to the adoption of FIN 46-R, the Rigas Co-Borrowing Entities should not be consolidated by Adelphia.

As the Staff is aware, John Rigas, the former Chief Executive Officer of Adelphia, and his family held significant interests in the Company.  These interests consisted of debt securities with a face value of $567 million and equity securities comprising an economic interest in the Company of approximately 23% and a controlling voting interest of approximately 66%.  In addition, the Rigas family held (directly or indirectly) all voting and equity interests in the Rigas Co-Borrowing Entities and controlled such entities.  Although Adelphia had no direct or indirect equity interests in the Rigas Co-Borrowing Entities, Adelphia and the Rigas Co-Borrowing Entities were under common control.  Other relationships between Adelphia and the Rigas Co-Borrowing Entities included management arrangements under which Adelphia managed the Rigas Co-Borrowing Entities and co-borrowing arrangements under which Adelphia and the Rigas Co-Borrowing Entities co-made certain debt instruments.

The following summarizes the relationships among the Rigas family, Adelphia and the Rigas Co-Borrowing Entities:

When determining whether or not to consolidate the Rigas Co-Borrowing Entities, the Company considered Rule 3A-02 of Regulation S-X (“Rule 3A-02”), SFAS No. 57, “Related Party Disclosures” (“SFAS 57”), SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries” (“SFAS 94”), EITF Issue 97-2, “Application of FASB Statement No. 94 and APB No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements” (“EITF 97-2”), and EITF Topic D-14, “Transactions Involving Special-Purpose Entities.”  Rule 3A-02 requires registrants to evaluate whether consolidation would be necessary, notwithstanding the lack of technical majority ownership, because of the existence of a parent-subsidiary relationship by means other than record ownership of voting common stock.  We do not believe that Rule 3A-02 either requires entities under common control to be consolidated or changes the guidance in EITF 97-2 for evaluating when a management agreement results in a “controlling financial interest” for purposes of SFAS 94.  Accordingly, we analyzed the consolidation requirements in the context of SFAS 94 and EITF 97-2.

SFAS 94 is based on a “control” model and concludes that the usual condition for a controlling financial interest is ownership of a majority voting interest.  Because the Company holds no equity interests in the Rigas Co-Borrowing Entities, we analyzed the management arrangements between Adelphia and the Rigas Co-Borrowing Entities to determine whether the Company could be deemed to have control over those entities.

Management arrangements between Adelphia and the Rigas Co-Borrowing Entities, some of which are documented and others of which are not, provide the Company with the authority to make day-to-day operating decisions for these entities without any ownership interests.  For situations in which management arrangements exist, EITF 97-2 provides six conditions, all of which must be met, to establish that there is a “controlling financial interest” even if there is not a controlling ownership interest.  We analyzed the management arrangements between each Rigas Co-Borrowing Entity and Adelphia, whether documented or undocumented.  Based on this analysis, none of the Rigas Co-Borrowing Entities met the conditions for consolidation under EITF 97-2.  The results of our analysis of some of the key conditions are shown below:

Term – Pursuant to EITF 97-2, the term of the contractual arrangement must be for either (a) the entire remaining legal life of the Rigas Co-Borrowing Entity or (b) a period of 10 years or more.  For periods before certain contracts were revised in fiscal 2001, this condition was not met for any of the management arrangements with the Rigas Co-Borrowing Entities.  After the modification of certain of the agreements in 2001, for Rigas Co-Borrowing Entities comprising approximately 77% of subscribers (192,504 of the 251,495 subscribers at December 31, 2001), the management arrangements were for terms of less than 10 years, as discussed below.  Therefore, this condition was not met and consolidation was not required under GAAP.

While a limited number of the management contracts were revised in 2001 pursuant to certain lender requirements to cover a 10-year term, for the majority of the Rigas Co-Borrowing Entities, formal management agreements do not exist or could not otherwise be located.  EITF 97-2 notes that, “if the information is documented in contractual agreements, then that documentation should be used to evaluate whether the requirements are met regardless of whether the respective parties are currently behaving in accordance with the documented provisions.  To the extent that some of the information is not documented, then the facts and circumstances of the relationship should be evaluated to determine whether the requirements are met.” In cases where we could not locate management agreements, the arrangements were operating for the convenience of the Rigas family and could have been cancelled or modified at any time.  Therefore, we concluded for these arrangements that the term is less than 10 years.

Control – With respect to the remaining entities representing approximately 23% of the subscribers (58,991 of the 251,495 subscribers at December 31, 2001) (and in fact for all of the Rigas Co-Borrowing Entities), we concluded that Adelphia does not have exclusive authority over all decision making related to the ongoing, major, or central operations of the Rigas Co-Borrowing Entities.

This criteria is not met because Adelphia does not have rights to make major strategic decisions for these entities.  Through mid-2002, major decisions for these entities were made by the Rigas family in their capacity as direct or indirect investors in these entities and not in their capacity as management of Adelphia.  In assessing whether the Rigas family retained any participating rights for decision making under the management agreements, we looked to the guidance in EITF 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (“EITF 96-16”).  We noted that Adelphia can prepare operating and capital budgets and make recommendations, but final approval rests with the investors (the Rigases), and they have no obligation to follow Adelphia’s recommendations.  Furthermore, all financing decisions (such as entering into the co-borrowing arrangements) need the approval of the Rigas Co-Borrowing Entities and their investors (the Rigases).

In summary, based on the criteria outlined in SFAS 94 and EITF 97-2, the Rigas Co-Borrowing Entities should not be consolidated in Adelphia’s consolidated financial statements because Adelphia does not have control through majority voting interest over the Rigas Co-Borrowing Entities either through voting interests (as contemplated by SFAS 94) or through management arrangements (as contemplated by EITF 97-2 because all of the six criteria for consolidation addressed in EITF 97-2 were not met).  We further concluded that presenting the Rigas Co-Borrowing Entities as consolidated entities would not be most meaningful in the circumstances, as required by Rule 3A-02.  In reaching our conclusion, we focused on: (a) the lack of any equity ownership in the Rigas Co-Borrowing Entities; (b) the lack of rights similar to those of a shareholder, including rights to ongoing income or proceeds from sale; (c) the inability to transfer the Company’s financial interest in these entities; (d) the inability to make major strategic decisions regarding the entities; and (e) the fact that the management contracts were in place for the convenience of the Rigas family and could be terminated or modified should the need arise.  In light of these factors, the Company did not consolidate the Rigas Co-Borrowing Entities until its adoption of FIN 46-R on January l, 2004.

2.                                      Pursuant to our phone conversation of June 24, 2005 and consistent with a question raised in the SEC Staff’s letter dated May 3, 2005, the Staff asked the Company to address why the straight-line method over 10 years was the appropriate method to amortize the Company’s customer relationship intangible asset (“CRI Asset”) in its audited financial statements for the years 2001 to 2003.

As part of our response to the Staff’s comment, the Company re-evaluated both its estimated useful life and method of amortization for its CRI Asset.  While the Company continues to believe 10 years is the appropriate useful life for its CRI asset, based on the re-evaluation, it believes an accelerated method of amortization for its CRI Asset would be more appropriate than the straight-line method.  The accelerated method we believe to be most appropriate in the circumstances, the 200% declining balance method, would result in approximately 67% of the CRI Asset being amortized by the end of year 5 of the estimated 10-year life.  PricewaterhouseCoopers LLP, including members of its National Office, have reviewed our re-evaluation of the life of our CRI Asset and the selection of our method of amortization.

From 1999 through 2001, prior to the effective date of SFAS No. 141, the Company acquired a number of cable television systems and in connection with these acquisitions recorded a CRI Asset, apart from other amortizable intangibles, which represented the value of subscribers obtained in the purchase business combinations.  In determining the appropriate useful life for the acquired CRI Asset, we focused on estimating the “Attrition Rate” of the CRI Asset (i.e., the annual rate at which such acquired customers permanently terminate their service with the Company).

Because none of the acquired cable television systems maintained individual company specific historical attrition rates for their customers, we looked to related extrinsic evidence.  In this connection, we note that industry data is available for the “Churn Rate” of a cable system’s subscriber base.  However, no such data is available for the “Attrition Rate” of the CRI Asset.  The industry measures the Churn Rate as the ratio of the gross number of subscribers who terminate service in a period divided by the total number of subscribers at the beginning of the period.  This by definition is higher than the Attrition Rate, because the industry Churn Rate is based on gross disconnections and includes subscribers who are disconnected only temporarily, but reconnect and remain as customers.  Such temporary disconnections arise, for example, from customers who transfer service to a new location within a company’s service area and those whose service is temporarily disconnected for payment issues.  For these reasons, industry
Churn Rates are higher than actual customer Attrition Rates.  For the Staff’s information, when customers reconnect, the industry considers them “new additions.”

Industry publications estimate Churn Rates at between 21% and 34% in 2000 and 2001.  Although we do not have Company specific Churn Rates for the same periods, in 2004 our Churn Rate approximated 30%, which is in the range of industry Churn Rates.  In determining the life of our CRI Asset, we have estimated our Attrition Rate to be 20% to take into account customers who reconnect based on our understanding of changes in our customer base.  In this regard, we note that during 2004, 2003 and 2002 decreases in our subscriber base, net of additions, were 5%, 2% and 2%, respectively.  Had our actual Attrition Rate been in the 30% range, we would have expected to see significantly greater declines in our subscriber base.

In addition, we looked at the accounting that our peers were using for the customer relationship intangible assets.  Not all of our industry peers separately recognized customer relationship intangibles on their balance sheets prior to the adoption of SFAS No. 141, which implies that the customer relationship intangible is included in franchise rights or goodwill, which were amortized over a longer period.  Based on our review of filings for eight SEC registrants providing cable services for the years 1999 through 2003, we could only identify four that disclosed a customer relationship intangible (which was sometimes referred to as a customer list).  We noted that when recognized, the lives of the customer relationship intangible were 4, 5, 5 to 10 and 10 years, respectively.  We also noted that operators appeared to use a straight-line method of amortization.  As noted in APB Opinion No. 17, the straight-line method of amortization should be applied unless a company demonstrates that another systematic method is more appropriate.

Based on the above, we continue to believe a 10-year estimated average useful life for our CRI Asset is reasonable.

However, we now believe that, in light of the factors described above, it would be more appropriate to use an accelerated method to amortize the CRI Asset.  As noted in SFAS No. 142,

the “method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.”

In this regard, we believe the amortization method and rate should reflect our estimate of the future customer attrition.  Based on our knowledge of our customer base, we have selected a 200% declining balance method (“10-year Accelerated Method”), such that by the end of year 5, 67% of the CRI Asset has been amortized.  This method is consistent with management’s estimated Attrition Rate of 20% per year. The following table reflects our selected method of amortization:

	No. of Customers	Yearly Amortization	% of Starting Balance	Amortization Rate
At Acquisition	1,000
End of Year 1	800	200	80%	20.0%
End of Year 2	640	160	64%	16.0%
End of Year 3	512	128	51%	13.0%
End of Year 4	410	102	41%	10.0%
End of Year 5	328	82	33%	8.0%
End of Year 6*	262	66	26%	6.6%
End of Year 7	197	66	20%	6.6%
End of Year 8	131	66	13%	6.6%
End of Year 9	66	66	7%	6.6%
End of Year 10	0	66	0%	6.6%

*Under the 10-year Accelerated Method, we switched to the straight-line method in year 6 to insure that the asset is fully amortized at the end of its 10-year life.

Historical Impact

The following table reflects the impact of using the 10-year Accelerated Method and the 10-year straight-line method on the Company’s net loss (dollars in millions):

Year	Straight- Line Method	Accel- erated Method	Impact of Change in Amorti- zation on Net Loss	Impact of Change in Impair- ment on Net Loss	Net Impact	Loss Before Cumulative Effects	Net Loss	% of Loss Before Cumulative Effects	% of Net Loss
2001	$147.5	$240.1	$(92.6)	$169.2	$76.6	$(6,112.4)	$(6,116.5)	-1.3%	-1.3%
2002	157.7	205.3	(47.6)	(155.6)	(203.2)	(5,782.5)	(7,188.8)	3.6	2.8
2003	155.7	167.3	(11.7)	0	(11.7)	(832.6)	(832.6)	1.4	1.4

The difference between the 10-year Accelerated Method and the 10-year straight-line method is less than 4% of our loss before cumulative effects in all periods.  The impact of these differences on our accumulated deficit at January 1, 2001 is a $142.2 million increase in the deficit or approximately 3.4%.  As of December 31, 2003, the cumulative effect is $ 280.5 million (before any minority interest impacts) or 1.5% of our deficit.

Based on the above, we do not believe that these differences are material to our reported results, financial position and cash flows.  In making this determination, we looked at the following factors:

•                  The differences would not materially impact earnings or trends.  As noted above, the Company has experienced significant net losses in 2001 through 2003, and such losses have varied significantly from year to year.

•                  Amortization expense is excluded from the Company’s debt compliance calculations and, therefore, does not impact debt covenants or other contractual requirements.

•                  We do not believe that these differences would have changed market reactions or the expectations of our constituents with respect to our operating performance.  Third parties typically analyze our results based on EBITDA, operating cash flow (revenue minus operating and SG&A expenses) and ARPU (average revenue per unit).

•                  The Company is currently in bankruptcy.  Accordingly, analysts and investors focus on the Company’s liquidity and its ability to emerge from bankruptcy.  The effects of this change do not impact liquidity.

•                  The differences have no impact on management’s compensation, including bonus payment calculations.

•                  The differences would not impact compliance with regulatory requirements, such as our local franchise agreements.

•                  The differences would not have a material impact on our cable operating segment for the same reasons as described above and does not impact our “other” operating segment.

•                  While the differences can be measured with precision, the determination of the estimated useful life of the CRI Asset on which they are based is not subject to precise measurement and relies in large part on management’s best estimates and judgments inherently involving an element of subjectivity.

•                  The effects of this change would not have an impact on the purchase price contemplated by the agreements with a subsidiary of Time Warner, Inc. and Comcast Corporation for the acquisition of substantially all of our U.S. assets.  We expect the sale to close in the first half of 2006.

Based on the factors noted above, we believe that no restatement of our previously issued financial statements for 2001 through 2003 is necessary.

Future Impact

The Company will begin recording amortization expense for its CRI Assets based on the 10-year Accelerated Method prospectively effective January 1, 2004 as a change in accounting principle.  As such, the cumulative difference between the accelerated method and the straight-line method of $263 million (after impacts to minority interest) will be recognized as a cumulative effect of a change in accounting principle, effective January l, 2004.

3.                                      Pursuant to our phone conversation of September 9, 2005, the Staff asked the Company to provide the Staff with the basis far the Company’s conclusion that the tax impact in 2004 associated with the reduction of our valuation allowance on deferred tax assets is immaterial to our first quarter financial information and annual 2004 financial statements.

During 2004, we re-evaluated the impact on our valuation allowance due to the timing of our reversing temporary differences, including our policy of netting the effect of reversing temporary differences associated with our CRI Asset with our intangible assets that have indefinite lives (franchise costs and goodwill).  As a result of this evaluation, we changed the expectations for scheduling the expected reversal of our deferred tax liabilities associated with these intangible assets and included in our income tax benefit for 2004 a $166 million reduction in the valuation allowances on deferred tax assets (the “Tax Impact”) related to our current expectations for the reversal of our deferred tax liabilities.

Financial Statement Impact

The following tables reflect the impact associated with the reduction of our valuation allowance on deferred tax assets on our first quarter and annual 2004 results (dollars in millions, except per share amounts):

	Results expected to be reported for the quarter ended March 31, 2004	Tax Impact	Quarter ended March 31, 2004 excluding Tax Impact
Revenue	$1,007		$1,007
Operating loss	$(43)		$(43)
Loss before income taxes, equity in earnings, minority interest, preferred dividends and cumulative effects	$(581)		$(581)
Income tax benefit (expense)	$74	$166	$(92)
Loss before cumulative effects	$(503)	$166	$(669)
Cumulative effect due to adoption of FIN 46	$(589)		$(589)
Cumulative effect of change in amortization of CRI	$(263)		$(263)
Net loss	$(1,355)	$166	$(1,521)
Loss applicable to common stockholders	$(1,357)	$166	$(1,523)
Basic and diluted loss per weighted average share of common stock	$(5.35)	$0.66	$(6.01)
Tax Impact as a percentage of loss before cumulative effects			25%
Tax Impact as a percentage of loss applicable to common stockholders and loss per share			11%

	Results expected to be reported for the year ended December 31, 2004	Tax Impact	Year ended December 31, 2004 excluding Tax Impact
Revenue	$4,143		$4,143
Operating loss	$(165)		$(165)
Loss before income taxes, equity in earnings, minority interest, preferred dividends and cumulative effects	$(1,070)		$(1,070)
Income tax benefit (expense)	$3	$166	$(163)
Loss before cumulative effects	$(1,059)	$166	$(1,225)
Cumulative effect due to adoption of FIN 46	$(589)		$(589)
Cumulative effect of change in amortization of CRI	$(263)		$(263)
Net loss	$(1,911)	$166	$(2,077)
Loss applicable to common stockholders	$(1,919)	$166	$(2,085)
Basic and diluted loss per weighted average share of common stock	$(7.56)	$0.66	$(8.22)
Tax Impact as a percentage of loss before cumulative effects			14%
Tax Impact as a percentage of loss applicable to common stockholders and loss per share			8%

We do not believe that the Tax Impact is material to our reported results, financial position and cash flows.  In making this determination, we looked at the following factors:

•                  The difference would not materially impact earnings or trends.  The Company has experienced significant net losses in 2001 through 2004, and such losses have varied significantly from year to year.

•                  Income tax expense is excluded from the Company’s debt compliance calculations and, therefore, does not impact debt covenants or other contractual requirements.

•                  We do not believe that this difference would have changed market reactions or the expectations of our constituents with respect to our operating performance.  Third parties typically analyze our results based on EBITDA, operating cash flow (revenue minus operating and SG&A expenses) and ARPU (average revenue per unit).  This difference has no impact on revenue, EBITDA, operating cash flow or ARPU.

•                  The Company is currently in bankruptcy.  Accordingly, analysts and investors focus on the Company’s liquidity and its ability to emerge from bankruptcy.  The effects of this difference do not impact liquidity.

•                  The difference has no impact on management’s compensation, including bonus payment calculations.

•                  The difference would not impact compliance with regulatory requirements, such as our local franchise agreements.

•                  The difference would have no impact on our segment disclosures.

•                  The assets, liabilities and equity of the Company are properly stated at March 31, 2004 and December 31, 2004.

•                  This difference has no impact on our statements of cash flows for the quarter ended Match 31, 2004 or the year ended December 31, 2004.

•                  The effects of this difference would not have an impact on the purchase price contemplated by the agreements with a subsidiary of Time Warner, Inc. and Comcast Corporation for the acquisition of substantially all of our U.S. assets.  We expect the sale to close in the first half of 2006.

Based on the factors noted above, we believe that no restatement of our previously issued financial statements for 2001 through 2003 is necessary. We propose to record the Tax Impact as part of our first quarter 2004 tax provision as we do not believe that this amount is material to our first quarter or annual 2004 financial statements.  However, we will disclose the Tax Impact in the tax footnote to our consolidated financial statements and in management’s discussion and analysis of financial condition and results of operations to be filed in our Annual Report on Form 10-K for the year ended December 31, 2004 as set forth below:

During 2004, the Company re-evaluated the impact on its valuation allowance due to the timing of its reversing temporary differences, including its policy of netting the effect of reversing temporary differences associated with customer relationship intangible assets with intangible assets that have indefinite lives.  As a result of this evaluation, the Company changed the expectations for scheduling the expected reversal of its deferred tax liabilities associated with these intangible assets and included in its income tax benefit for 2004 a $166 million reduction in the valuation allowances on deferred tax assets related to current expectations for the reversal of its deferred tax liabilities.

* * * * * * * *

Please do not hesitate to call me at (303) 268-6370 or our counsel David Martin of Covington & Burling at (202) 662-5128 with any questions.  Thank you.

Sincerely,

/s/ Scott D. Macdonald
Scott D. Macdonald
Senior Vice President &
Chief Accounting Officer

cc:	Ted Yu
Kathleen Krebs
Melissa Hauber
Carlos Pacho
Sondra Stokes
Securities and Exchange Commission

William T. Schleyer
Vanessa A. Wittman
Brad M. Sonnenberg
Luci Altman
Adelphia Communications Corporation

David B.H. Martin
Bruce C. Bennett
Covington & Burling